Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 and January 26, 2004 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following a transcript of a presentation made by Andy Eckert and Neil Laird at Redchip San Francisco Investor Conference on March 3, 2004. The presentation will be posted for playback on a third party website following this filing.

Edgar Bierdeman, Moors & Cabot Analyst

Hello. Hi, you ready? I am Ed Bierdeman with Moors & Cabot, the analyst on this company Docent. I would like to introduce Andy Eckert, CEO of Docent and Neil Laird, the CFO. I would also like to note that on March 18th, Docent will be merging with one of their competitors, a company Click2learn and I think the combined company will represent a very interesting investment opportunity. So with that I will turn over to Andy.

Andrew Eckert, President and CEO

Thank you, Ed. My name is Andy Eckert. I am the CEO of Docent and as Ed said, we are just a couple of weeks away from now from merging with our number one competitor, a company by the name of Click2learn. Both of us are leaders in what is now becoming a pretty rapidly emerging market of e-learning, which many of you I am sure are familiar with. Just a bit of background on each company to begin with.

First, Docent; founded in 1997 about 170 employees, operating on a global basis, and working with very large companies, I will get in some of this – some of the customer base but it’s essentially 30 or 40% of the Fortune 100. Docent momentum, we’ve maintained our revenue base about $30 million over the last couple of years. We ended 2003 on a very much a high note, I think some of our strong momentum was begun to be recognized in the revenue line, bookings were actually up 25% or thereabouts, revenues were up just shy of 10% and we have rationalized the business over time, pretty nicely. We are just on the cusp of breaking even. The fact that we’ve had a large cash balance has allowed us to continue to invest in our product and platform, build out a pretty significant applications suite which is very different from the competition due to their lack of resources and maintain global coverage. And what we are finding is, as I am sure many companies here today also describe that you know, if you’re not local in Japan and direct in certainly the developed countries of Europe as many of the large companies around the globe don’t want to work through partners and this has turned out to be a very strong advantage for us.

Click2learn, about a 20-year-old company. The first company founded by Paul Allen after departing Microsoft, has had several different lives in that 20 years. For the last several years, dedicated themselves to the enterprise software business, the e-learning category in particular, and over the last I’d say 18 months that Docent and Click2learn were two of the finalists in most major opportunities, if not the two finalists. And so after a pretty thoughtful approach and strategic review of trying to figure out where the right place was to scale up our business it became evident that Click2learn was the only other company in this marketplace with a semblance of momentum and the fit has been very nice. So we announced a deal merging the two companies in October and we’ll close it again in a couple of weeks.

Also similar size, this is a merger of equals, in its truest sense. Also booked a very strong number in fourth quarter, so a $20 million booking collectively for the fourth quarter. Implies – certainly we trust we will exceed the $60 million revenue target for next year and also we’re approaching breakeven as well.

So very strong customer base with Click2learn, a good Company and I am happy to say having been through probably 6 or 7 of these on the buy side of my life, this one feels very good. The clear reason why it feels goods is that every – certainly every investment sell side analyst and I can guarantee every industry analyst in our emerging marketplace has called for consolidation, consolidation that’s going to occur the old fashion way, I would say two years ago when I came to Docent there were probably a hundred companies that do what we did, a year ago I would have said 8 or 10, today it’s down to 2 or 3. And the combination of Docent and Click2learn will position us as a company that’s twice the size of anybody in the marketplace.

Soon we are going to be a cash flow positive company and EBITDA positive company coming out of the gate, the largest customer base, the strongest cash balance and soon we hope we’ll become the de facto leader in this marketplace and software is all about momentum, and these companies have developed some momentum. We’ll have the – certainly the engineering team probably 2 to 2.5 times any of our competitors. Our customer support certainly has been something we have made our name on in the past, in terms of our client satisfaction and most importantly if you talk to our top salespeople they say, you know we need a great product but we need a company that’s profitable. We need a company that is more demonstrably viable because the e-learning applications within major corporations are becoming much more visible, much more mission critical as everybody can describe to you this morning. This is not about training people on being better leaders or selling to the corp university today. We are selling to the Vice President of Service, the Vice President of Sales, people that are responsible for channel business, distributors and dealers and I’ll try to leave with you some of the customer anecdotes around that. But given the fact that it’s mission critical will mean a lot more with CFOs and Treasurers and Controllers and today the objective continues to be, hey, you’re a small company, this is mission critical stuff. You know, help us feel comfortable with that. Fortunately our competition, certainly is in a worse position than we are, but this will put us head and shoulders above the other guys.

So, three messages I’d like to leave you with this morning with respect to this merger, it is pretty straight forward consolidation, financial services stability, products and solution strength. Product lines fit together very nicely, as this marketplace has moved well beyond, as some of you may know the learning management system, which is the core at entry platform. Now there’s a set a four or five applications that people are looking for, a tightly integrated, single sign on, single database type operating system. And then finally operating size, including most importantly the partners that we work with and the nature of the business does not get into a change there as well.

So first, our financial strength and stability, we compare ourselves to the only other public company in this marketplace. A company, it is just down the street by the name Saba. You can see that over the course of last couple – last year, both our stock prices Click2learn and Docent have risen nicely whereas Saba has kind of, you know, stayed neutral for 18 months, I think they are down 50% and we’re in the 100%-150% range up, each of our companies. The merger was very well recognized when we announced this in October and so you can see obviously investors vote with their feet and their money and this one was very well regarded and getting it approved we think certainly will be a relatively simple task. Winning in the industry though, stock prices as always are a function of what is happening on the ground and you know the blue bar is the combination license revenues for Docent and Click2learn in the first half of 2002, we lost three more accounts. The red bar is Saba’s license revenue. You see where Saba was the dominant leader two years ago. You can see that that has changed dramatically over the course of the last couple of years certainly illustrates, the numbers are up and to the right a little bit more.

On an absolute basis, you could see on a relative market share basis where the combination of Docent and Click2learn is upwards of 3x where the other public competitor is and we also as I said offer a situation where I think the CFOs and the Controllers and the Treasurers of major corporations feel much more comfortable with $40 million in the bank, again relative to our competition and its $10-15 million range and some of the private companies that are kind of scratching things out. So, the competitive reaction – the competitive landscape has evolved pretty much according to plan, since we announced that – I believe that we’ve got – these both have been effective and certainly got customer momentum as we saw, on our side.

Our business, just very quickly, and this is my only concept slide in here. When I got to Docent and the e-learning business, being new to it, everyone talked about human capital management, how do we make our employees more productive and more efficient at jobs? Certainly a virtue that every good company is trying to pursue and must pursue. But very early on, probably almost two years ago now, we decided that, you know that’s not where the money is in this business, that’s certainly not where what’s attractive about this type of solution. It’s all about how do we position our solutions for people that are running sales forces, that are running any distributed workforce. This e-learning is such a dominantly better way to communicate, to upgrade people in the field with respect to new products. You know we’ve got home improvement warehouses that are using our products to sell – just to try to train their associates in outlying stores, how to train – how to sell snow blowers and refrigerators better. We’ve got Motorola trying to teach people in the cell phone stores why they should sell Motorola cell phones, and not Nokia or Ericsson. We’ve got Nike using our software in the back offices of the FootLocker to try to train the folks that sell tennis shoes on why they should sell Nike shoes as opposed to some of the other shoes. Because this is the stuff that is much more mission critical than how do we train our people to be better leaders. Or how do we train our people to, you know, to type better.

This is all about, you know in the line of business lots of call center activity and other critical business functions. So, we’ve been all about business performance management for the last couple of years and I think both companies have been delivering and I can guarantee these are the deals we’ve announced over the last few months on each side. You see some nice names. The deals we haven’t announced is probably three times as long. It’s very challenging getting their corporate CEOs to say yes, we can go ahead and announce it. But I can pretty much guarantee that our list is head and shoulders above what our competitors are showing. We have been winning the bellwether accounts in this business and again it’s all about momentum. The marketplace is picking up quite nicely and certainly my goal when I got here two years ago was to be at the point when the market picked up, we were in a position of strength and this merger only accentuates, I think, the momentum that each company has developed on their own.

The marketplace continues to be one where the analysts believe strongly in the future of it, this is IDC data, you know you can take this for what is worth a $1 billion marketplace, the red line is LMS, the blue line is virtual classrooms, and then there is learning content management system – both things IDC – all three things IDC thinks will grow rapidly. We should provide all three things. If you put the identified business, you get just a fraction of this line but even if these guys are 50% wrong, this allows for tremendous growth in this business place and certainly we see this today across major organizations. This is no longer a pioneering sale. This is now where we are going in, people of major companies have had experience with e-learning, they want an industrial strength viable partner to work with because they realize the benefits of e-Learning and want to push this forward, so not a lot of education, just a lot of good selling and delivering value. Obviously, it all starts with great product technology and we continue to have all the nice name brands of Gartner and META, and some of the more industry focused groups that I think that our collective products both Click2Learn and Docent products are very well regarded.

And then finally operating strength, may be the most important asset, trite to say it but very true, it’s all about how do we store this and grow our business on our enterprise customer base. You see we’ll have a customer base that’s 3 plus x times the other guys in the business and when I got here we counted 20-25% of our 6-month pipeline was installed base revenue; today it’s pushing 50%. I am not sure we want it much higher than 50% but that’s a good number and so new clients certainly are signing up, but the pipeline has revved nicely but it’s always critical in this type of business to grow the returning revenue base with installed customers.

And there’s some nice names, on the list. This is the global 50 list combing the two companies and one message I’d like to leave you with, with some of these names, is that very few of these are any more than 10, 15, 20% penetrated in terms of what they could be. At Motorola for instance we’re at 4 of 7 business units, that’s pretty well deployed, at Johnson & Johnson we’re upwards of 85,000 out of, I think, 105,000 employees deployed. At this time we are operating in 19 countries and 14 languages across the globe. Those are a few examples of what—where we are really well penetrated within the organization but the McKessons and the Pfizers and the Shell Oil clients, these are companies where there is great opportunity and continued prospects for us to win.

And here in this country lots of successful stories, I will leave you with a few more anecdotes that you might like. Albertsons is a Click2learn client 170,000 employees base deployed to Click2learn e-learning platform so that they could get the HIPPA training there across 170,000 employees, which is a critical compliancy effort. So last year lot of things like that, client focus, cost management focus, this year hopefully six out of ten opportunities are focused on revenue generation. So, how do we train our dealers, we train out with win with BMW in North America all around, how do we train our dealers. Harley Davidson is one of our larger clients, how do they train their dealers, how to sell and service motorcycles, 600 dealers worldwide. In just the last year they have done probably 180,000 online classes. You saw a stat in the earlier slide that said that service, the dealer satisfaction index, one of the top-five CEO metrics of Harley Davidson has gone up to 50% where it’s been kind of muddling along for years up to 80% plus and these guys are absolutely strategic users of this type of technology.

And what has also transpired, and I assume you’ll see this in other companies like with small software companies like Docent, in the last couple of years it was the model that ISP’s like us would team up with a major partner and go to battle. And so we paired up with Accenture that was one of our partners for the first few years of the company’s existence and others be those PWC, Deloitte or what have you. In the last 2 years given the market’s difficult nature, many of these larger SI’s have disbanded groups in emerging markets like these and now they are beginning reformulate those markets and the nice thing is the end user demand is for the Docent and Click2learn entities. And so many of them have come to our camp. Accenture’s exclusively with Docent and Click2learn. We are working with Exult, which is one of the larger HRO’s, human resource outsourcing operations, we’re exclusively their partner, when they go into places like McKesson or places like Bank of Montreal or International Paper they bring in Docent’s excellent learning platforms and with British Telecom it’s very active throughout the U.K. particularly in the government, probably the hottest part of our business right now. And so this is a partner list that I think is clearly the best, in our business and one where, I really don’t covet any of the partners that are on the list of other guys.

The one area where we need to continue to focus on for our business is the federal government. We’ve made some headway there but there are some hunting license issues, which we are working on right now but that is the one vertical market where we have not established a very strong foothold.

So finally to look back on this we will be an EBITDA profitable company and a cash flow profitable company very imminently after this merger, we made commitments after we announced this that we would save $15 million in operating expenses, which would put us in a cash flow position upon the merger’s closure, that looks very much on track. We are very confident of that number. We are the only company in this business that is meaningfully profitable, we will have the R&D resources to build what we know is the eventual product, including performance management, and synchronous learning, and analytical functionality at the back end so that customers can determine if the training they are doing is actually making the desired impact.

And then finally leveraging on our customer base and building on this robust partner leverage. The business process outsourcing field excluding the one we’re on, I would say it’s 8 out 10 of the major HRO deals that have been announced are operating on Docent’s platform and that trend seems to be continuing. That market continues to expand pretty rapidly with many of the larger and perhaps more struggling companies in corporate America and Europe looking to outsource to save money and we are partnered with the right people there. So with that I will wrap up and answer the questions you might have.

QUESTION AND ANSWER SECTION

<Q>: [inaudible]

<A – Andrew Eckert>: We don’t. DigitalThink has a delivery platform we don’t – it’s very simple kind of just sending out content, it’s been more of a custom content shop and so it’s a much different business. We work with SkillSoft quite a bit, not so much DigitalThink, because there just hasn’t been custom content, SkillSoft is more off the shelf stuff.

<Q>: [inaudible]

<A – Andrew Eckert>: No. We do not provide content. We have a content group that facilitates part of our US business solutions, we do resell content to some limited extent because customers want a solution. You know, they don’t want to have they don’t want to have 5 lawyers just snatch up their time, [inaudible] they want to have 5 lawyers spend their time [inaudible]. For instance [inaudible], that’s one of the three content brokers who bring them good solutions there.

<Q>: How do you price your product? Do you expect pricing to change after the merger?

<A – Andrew Eckert>: We price our product, primarily the core product, is certainly a per seat basis. And so that – and then some of the functionality that’s more, like the learning content management system is more server based pricing, there is a bit of a mix, but primarily it’s a per seat based pricing. Pricing has certainly been an issue, and if I showed you a chart of seats sold in 2003 versus 2004, that would be a nice chart showing some growth. Our revenue didn’t grow that much, but bookings did grow, so pricing is certainly a major area of focus for us and I think now that this is, again, becoming more visible, more mission critical and Docent – we hope that our new entity will become the de facto choice out there, we have to get a fair value for the price. So it’s absolutely one of our top objectives and pricing discipline.

<Q>: Who is going to be the CEO of the combined Company?

<A – Andrew Eckert>: I will be the CEO, Neil Laird here will be the CFO, the CEO of Click2learn a gentlemen by the name of Kevin Oakes will be the President of our Company. It really is a merger of equals. We’ve got the fellow who runs marketing for Docent will run marketing for the combined entity, sales force we’re using the best of the best, we’ve got 5 months to get this together, we’re all good friends now, and we’re ready to kick this thing off, we’ve got the financing to kick this off. The Board of Directors also will be mutual mix, the Chairman will be a gentlemen from the Docent Board I believe with probably 5 or 6 years with the company, very experienced these guys, our core technology committee, it is outstanding comparing and developing all the product integration and product roadmap decisions. So I think that it’s been managed as well as it possibly could, particularly and the nice thing is even after we announced this merger and of course there’s all theses changes and uncertainty, both of us had outstanding quarters, last quarter. Our best quarter in history. And our book of new business has – reflects that.

<Q>: [inaudible]

<A – Andrew Eckert>: We’ll be around 35, that’s a bit more sales people, it would be, I believe two to three times, probably closer to three times any of our competitors. We’re in every deal, we are out there, we are speaking down the nation here, and so we are picking the best of best and we’re going to be in London headquarters, and we’ll be in Tokyo, we’ll be, throughout the United States, obviously. In the quarter we saw niceish growth so, I wont get into that [inaudible], but we’ve got a pretty motivated team.

<Q>: What are the terms of the deal?

<A – Andrew Eckert>: Terms of the deal are the Docent shareholders get 48% of the company, Click2learn shareholders get 53%.

<Q>: Who is issuing shares to whom?

<A – Andrew Eckert>: Click2learn is the formal acquirer, but we’ll have a new name and a new ticker symbol and obviously we are holding that in abeyance.

<Q>: … pro forma shares outstanding?

<A – Andrew Eckert>: 20 million.

<Q>: With your integrated product capabilities going forward, what does your sales cycle time look like? Is it going to be changed? Do you think it’s going to be a quicker sales cycle now?

<A – Andrew Eckert>: Well – I don’t know – try to answer your question. I am not sure the product, technology or evolution is having that much of an impact on the sales cycle time. I think generally a couple of things, one the economy obviously, two is the fact that we generally are replacing current installations, again getting more attention from senior people, I mean yesterday I spent two hours with the CIO of a major telecommunications company. I can guarantee a year ago this just wouldn’t have been possible. That just gives you a feel for what’s happening out there, there is a lot of attention around this type of application, much more than there has been in the past, and so we are seeing budgets, we are seeing timelines as you achieve more, more accurately. You know well certainly – 6 – even 6 to 9 months ago we had been the vendor of choice awarded a major prospect and it was basically going back to battle for 6 months to try to get a contract signed. Now they tend to be more accurate with respect to here’s the money, here is the next step, here is the time line. So I would say that timelines have shortened not appreciably, and we even kind of – we say 6-9 months and now say still in that range, although I think it just feels a lot better. You know when we call accounts at the beginning of the quarter, we probably called, we’ve got a much of different metrics that we use but the accuracy on that timing basis has improved quite a bit in the last couple of quarters. So I think that bodes well for us. And the reality of the businesses is right now there is no safe number two choice. There is no obvious, there is no General Electric in the next room. In my last job [inaudible] in Siemens, General Electric was always in the next room. You know, so you had to get the deal done before they left the room. In this business you know there is no space next to us right now and so we are really trying to surround this market as well as possible and keep our customers very happy.

Operator: We have time for one more question, any one?

<Q>: How long is it going to be before the combined product ships? Is it GA now or what’s the status the on the combined —

<A – Andrew Eckert>: We get – yeah we’ve had engineers working in clean room environments for quite a while now and we will announce our strategy in a couple of weeks, You know, it takes some time, because we need integrated products out there but we will be selling it through that.

Operator: Thank you Andy. Andy and Neil will be available for additional questions in the foyer and we have 5 minutes until our next presentation. Thanks again.

<A – Andrew Eckert>: Thank you.

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 and subsequently amended on January 6, 2004 and January 29, 2004 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Docent in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary proxy statement/prospectus of Docent and Click2learn and will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9500.

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